PROXY RESULTS (Unaudited)
Cohen & Steers Total
Return Realty Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as follows:

Common Shares

			    Shares Voted	Authority
				  For		Withheld
To Elect Directors
George Grossman	 		7,250,304 	 674,259
Robert H. Steers		7,293,165 	 631,398
C. Edward Ward, Jr.		7,283,273 	 641,291